SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              Amendment No. 5
                                    to
                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                           Hills Stores Company
                             (Name of Issuer)


                        Common Stock, $.01 par value
                      (Title of Class of Securities)



                                431692102
                               (CUSIP Number)



                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                              August 23, 1994
                   (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  /_/


Check the following box if a fee is being paid with this statement: /_/

                            Page 1 of 21 pages

PAGE

                      Amendment No. 5 to Schedule 13D

            This Statement amends the Schedule 13D, dated May 6, 1994, as amended on July 22, 1994, July 28, 1994, August 11, 1994 and August 17, 1994 (the "Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 5, the
Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the
Schedule 13D.

I. Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following paragraphs:

            "On August 29, 1994, Dickstein Partners Inc. issued the press release attached hereto as Exhibit 3 (see Item 7 below).

          On August 23, 1994, the Reporting Persons were served with a Complaint in the United States District Court for the District of Massachusetts, filed on behalf of Hills Stores Company, alleging certain federal securities laws violations.
The Complaint is attached hereto as Exhibit 4 (see Item 7 below). The Reporting Persons believe that the allegations in the Complaint are without merit and intend to vigorously defend the action."

II. Item 7 of Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following language:

     "Exhibit 3   Press Release dated August 29, 1994.

      Exhibit 4   Complaint filed on August 23, 1994 in the
                  United States District Court for the District of Massachusetts."

PAGE

                                 SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  August 30, 1994
                             DICKSTEIN & CO., L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN INTERNATIONAL LIMITED

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             agent of Dickstein International
                             Limited

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN FOCUS FUND L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein Focus Fund L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN PARTNERS, L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                                -3-
PAGE

                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             /s/ Mark Dickstein
                             Name:   Mark Dickstein



                                -4-
PAGE

                        EXHIBIT INDEX

EXHIBIT               DESCRIPTION                         PAGE

    3       Press Release dated August 29, 1994             6

    4       Complaint filed on August 23, 1994              8
            in the United States District Court
            for the District of Massachusetts.

PAGE

                            EXHIBIT 3

News Release                            MACKENZIE
                                        PARTNERS, INC.
CONTACTS:                               156 FIFTH AVENUE
Jeanne M. Carr                          NEW YORK, NY  10010
212-929-5916                            212 929-5500
                                        FAX 212 929-0308
FOR IMMEDIATE RELEASE:

                     DICKSTEIN TO SEEK CASH OPTION FOR
                       PROPOSED HILLS EXCHANGE OFFER

     New York, New York, August 29, 1994 -- Dickstein Partners Inc. today announced that it intends to begin discussions with investment banks for the purpose of seeking to arrange for a cash option for the new Hills Stores bonds which would be issued in Dickstein's proposed Hills stock buyback. Dickstein Partners Inc. has initiated a consent solicitation to remove and replace four of Hills Department Stores eight directors. Dickstein Partners Inc. has proposed that if its nominees are placed on Hills Department Stores board they will seek to implement an exchange offer, whereby $27 principal amount per share of a new 12% twelve-year holding company bond is offered for up to 5.5 million shares of Hills stock.

     Although no assurances can be given, Dickstein Partners Inc. believes that if it is successful in placing its candidates on the board, it should be feasible for Hills to arrange for a standby purchaser for the new bond at less than a ten percent discount to par. As a result, Dickstein Partners Inc. stated that if its nominees are placed on the board they will use their best efforts to arrange for a standby purchaser of the new bonds subject of course to their fiduciary obligations as directors.

     Notwithstanding this desire to provide a cash option, Dickstein Partners Inc. believes that the new bonds will trade at materially less than a ten percent discount to par.

     Dickstein Partners Inc. also announced that as a result of input from other Hills shareholders its nominees now intend that the new bonds pay interest only in cash and have covenants regarding debt incurrence and dividend restrictions similar to those of the Hills existing public senior debt.

     Dickstein Partners Inc. also reiterated that its current intention is not to tender any of its shares into the exchange offer because it believes that the intrinsic value of the Company is materially in excess of $27 per share.

     Mark Dickstein said "We are seeking to provide a cash option and we are eliminating the PIK option and would agree to tight covenants on the new bond in an attempt to be responsive to the desires of the Hills shareholders."

PAGE

     Mr. Dickstein further said "We urge each Hills shareholder to expeditiously sign and return our consent materials. It seems that every week the existing Hills board erects another obstacle to shareholder democracy. We are particularly outraged that in response to our consent solicitation the board has announced that it has changed senior management employment agreements so that if we are successful in placing our candidates on the board, Hills senior management, which we highly value, can simply quit, yet still receive huge golden parachute payments."

     Mr. Dickstein added: "We believe this act to be an incredibly abusive entrenchment tactic which appears to be a classic example of a board of directors forgetting that it is not they, but the shareholders who own the company. We believe these actions to have been a breach of duty by the existing board and a waste of corporate assets. We believe that it is in the best interests of all of Hills shareholders for our nominees to be placed on the board as soon as possible before the existing board takes additional steps that might further permanently impair shareholder value."

                             -7-
PAGE

                                 EXHIBIT 4


UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS


HILLS STORES COMPANY,
                                              Civ. No._____
                         Plaintiff,
                                                COMPLAINT
 - against -

DICKSTEIN PARTNERS, L.P., DICKSTEIN
PARTNERS, INC., DICKSTEIN & CO., L.P.,
DICKSTEIN FOCUS FUNDS, L.P., DICKSTEIN
INTERNATIONAL LIMITED, MARK B.
DICKSTEIN, MARK D. BRODSKY, MARK L.
KAUFMAN, and RICHARD I. WRUBEL,

                         Defendants.



          Plaintiff Hills Stores Company ("Hills" or "the
Company") for its complaint herein, alleges upon knowledge as to itself and its actions and upon information and belief as to all other matters, as follows:


                   Nature of the Action


          1. This is an action for preliminary and permanent injunctive relief to remedy and prevent defendants' unlawful conduct in connection with their acquisition of Hills stock and their solicitation of written consents from Hills stockholders. As more specifically alleged below, defendants are engaging in deceptive conduct designed to manipulate the market for shares of Hills stock and unfairly influence the consent solicitation.


          2. Defendants have announced their intention to seek written consents from Hills stockholders to take action without a stockholders' meeting, including replacing four of the eight incumbent directors with the four individual defendants.
To enhance their chances of succeeding in their consent solicitation, defendants have publicly disseminated false and misleading material statements in violation of the federal securities laws.


          3. Defendants have stated in public filings that they were considering acquiring "all of the outstanding shares" of Hills stock. They have publicly represented that they had requested and obtained government clearance "to acquire in excess of 50 percent" of the shares. These public statements were

                            -8-
 PAGE
designed to and did foster the impression that an effort by defendants is under way to acquire majority control of the Company. In fact, defendants did not have any interest in or expectation of acquiring more than 50 percent of the shares, or anything close to 50 percent.


          4.     By convincing the market that a control
acquisition was underway, defendants hoped to induce the purchase of shares by short-term investors and to improperly influence the outcome of the consent solicitation.


                      Jurisdiction And Venue


          5. This action arises under Sections 9(a), 10(b), 13(d), and 14(a) of the Securities Exchange Act of 1934 (the "1934 Act"), 15 U.S.C. Sections 78i(a), 78j(b), 78m(d), and
78n(a), and the applicable rules and regulations promulgated thereunder by the Securities and Exchange Commission ("SEC").


          6. Jurisdiction over the subject matter of this action is based upon 28 U.S.C. Section 1331 and Section 27 of the 1934 Act, 15 U.S.C. Section 78aa. The amount in controversy herein exceeds $50,000, exclusive of interest and costs.


          7.     Venue is proper in this District pursuant to
Section 27 of the 1934 Act, 15 U.S.C. Section 78aa, and 28 U.S.C.
Section 1391. Acts and transactions constituting the violations of law complained of herein have occurred and are occurring in this District and have been carried out by use of the instrumentalities of interstate commerce.


                         Parties

           8. Plaintiff Hills is a corporation organized and existing under the laws of the State of Delaware with its principal office at 15 Dan Road, Canton, Massachusetts. Hills is a leading regional discount retailer. Hills's common stock ("Hills Common") and its Series A convertible preferred stock ("Hills Preferred") (sometimes collectively referred to herein as the "Shares") are, and at all relevant times were, registered pursuant to Section 12(b) of the 1934 Act, 15 U.S.C. Section 781, and publicly traded on the New York Stock Exchange. Holders of Hills Common and Hills Preferred are entitled to one vote per share on any matter submitted to the shareholders for a vote and, except as otherwise provided by law, vote together as a class.

PAGE

          9.     Defendant Dickstein & Co., L.P. ("Dickstein &
Co.") is a limited partnership organized and existing under the laws of the State of Delaware with its principal office at 9 West
57th Street, New York, New York.


          10.     Defendant Dickstein Focus Fund, L.P.
("Dickstein Focus") is a limited partnership organized and existing under the laws of the State of Delaware with its principal office at 9 West 57th Street, New York, New York.


          11.     Defendant Dickstein International Limited
("Dickstein International") is an open end investment fund incorporated as an international business company under the laws of the Territory of the British Virgin Islands, with its principal office at 129 Front Street, Hamilton, Bermuda.


          12. Defendant Dickstein Partners, L.P. ("Dickstein Partners") is a limited partnership organized and existing under the laws of the State of Delaware with its principal office at 9 West 57th Street, New York, New York. Dickstein Partners is a general partner of defendants Dickstein & Co. and Dickstein Focus.


          13.     Defendant Dickstein Partners, Inc. ("Dickstein
Inc.") is a corporation organized and existing under the laws of the State of Delaware with its principal office at 9 West 57th
Street, New York, New York.


          14. Defendant Mark Dickstein ("Mark Dickstein") is the president and sole director of Dickstein Inc. Mark Dickstein is also the Managing Partner of defendant Dickstein Partners and is primarily responsible for the investment decisions and operations of the entities which bear his name.


          15. Until 1991, Mark Dickstein was a registered commodities broker. In September 1991, the Commodities Futures Trading Commission ("CFTC") revoked Mark Dickstein's broker registration and barred him from appearing on or about any trading floor of any contract market for three years. In re Dickstein, CFTC Docket No. 90-29, 1991 CFTC LEXIS 350 (Sept. 9,
1991). The CFTC Order embodied a settlement in a proceeding alleging that Mark Dickstein committed numerous violations of the Commodity Exchange Act, including various manipulative practices (e.g., engaging in fictitious transactions and "wash sales", filing false reports) and aiding and abetting fraud. See In Re Dickstein, CFTC Docket No. 90-29, 1990 CFTC LEXIS 446 (Sept. 25,
1990). Pursuant to the CFTC Order, Mark Dickstein was ordered to "cease and desist from further violations" of the Commodity Exchange Act and "to pay a civil penalty in the amount of $150,000". 1991 CFTC LEXIS 350.

                            -10-
PAGE

          16. Defendant Mark D. Brodsky is a Vice President of defendant Dickstein Inc.


          17. Defendant Mark L. Kaufman is a Vice President of defendant Dickstein Inc. and is a partner of defendant
Dickstein Partners.


          18.     Defendant Richard I. Wrubel is the owner and
President of Richard Wrubel Associates.


          19.     Defendants are hereinafter sometimes
collectively referred to as "Dickstein."


          20. Mark Dickstein and the entities which bear his name are known to invest primarily in risk arbitrage transactions and in the securities of companies that are financially distressed or have recently emerged from bankruptcy; they are investors commonly referred to in the securities market as "vultures."


                        Background


          21. Hills emerged from bankruptcy protection in October 1993. Defendants first acquired a total of 338,100
Shares in exchange for pre-bankruptcy trade payables that defendants had acquired from Hills's creditors.


          22.     On or about April 26, 1994, defendants
commenced a program of purchasing Shares. By April 29, 1994, defendants had acquired 5.8 percent of Hills Common.


          23. As of July 28, 1994, defendants Dickstein & Co., Dickstein Focus and Dickstein International owned 1,218,462 Shares, constituting approximately 9.4% of the outstanding voting power of the Shares. The aggregate value of those Shares, calculated pursuant to rules promulgated by the Federal Trade Commission (the "FTC"), was in excess of $22.2 million. The Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), provides that no person (which includes all entities controlled directly or indirectly by that person) may acquire the voting securities of any issuer having an aggregate value in excess of $15 million without first filing a notification of such acquisition with the FTC and awaiting the termination of the statutory waiting period.

                             -11-
PAGE

          24. Defendant Dickstein & Co. filed a Notification and Report Form (the "Notification") under the HSR Act on July 29, 1994, when it, Dickstein Focus and Dickstein International together already held far in excess of $15 million worth of Shares. The relationship between Dickstein & Co. and the other defendants has not been sufficiently disclosed in defendants' public filings for plaintiff to determine whether Dickstein & Co. together with some or all of the Dickstein defendants should be considered one "person" for HSR Act purposes and therefore to have violated the HSR Act by not filing a Notification before acquiring more than $15 million worth of Shares.


               Defendants' Public Filings


          25. On or about May 6, 1994, defendants filed with the SEC a Schedule 13D relating to their acquisition of Hills Common, purporting to set forth the information required by
Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder (the "May 6 13D"). Defendants filed amendments to this Schedule 13D on or about July 22, 1994 (the "July 22 Amendment"), July 28, 1994 (the "July 28 Amendment"), August 11, 1994 (the "August 11 Amendment"), and August 17, 1994 (the "August 17 Amendment"). In addition, defendants filed a
Schedule 13D relating to their acquisition of Hills Preferred on July 28, 1994 (the "July 28 13D").


          26. The May 6 13D affirmatively represented that none of the defendants "has been a party to a civil proceeding of a judicial or administrative body" that led to "a judgment, decree or final order enjoining future violations of, or prohibiting . . . activities subject to, federal or state securities laws". Defendants failed to disclose the CFTC Order which revoked Mark Dickstein's broker registration and imposed injunctive and monetary sanctions as part of a settlement of an administrative proceeding brought by the CFTC alleging that Mark Dickstein had engaged in manipulative trading practices on a registered contracts market. See Paragraph 15 supra. In light of the similarities between the standards and practices of the public securities exchanges and the commodities exchanges, failure to disclose the CFTC Order constitutes a material omission of fact.


          27.     The July 22 Amendment, although asserting that
"no course of action has been decided upon," stated that defendants "may seek to acquire . . . all of the outstanding shares" of the Company.


          28. In fact, defendants had no interest in or expectation of acquiring all of the Shares.

PAGE

          29.     The July 28 13D again stated that defendants
"may seek to acquire . . . all of the outstanding shares" of the Company. It further represented that:


          "Dickstein & Co., on July 29, 1994, will be making the requisite filing under the Hart-Scott-Rodino Antitrust
          Improvements Act of 1976 with respect to the acquisition of in excess of 50% of the voting securities of the Company. Early termination of the applicable waiting period will be requested."


          30. In fact, defendants had no interest in or expectation of acquiring all of the Shares. Nor did defendants have any intention of acquiring more than 50 percent of the Shares, or anything close to 50 percent.


          31. Defendants' July 28 13D and July 28 Amendment stated that defendants were seeking approval under the HSR Act to acquire "in excess of 50% of the voting securities of the Company." Dickstein & Co.'s non-public Notification filed with the FTC stated a "good faith intention" to acquire only such additional Shares as would increase the value of their total holdings to in excess of $15 million -- the minimum applicable reporting threshold. Defendants omitted from their 13D filings the fact of the Notification's reference to the $15 million threshold, thereby leaving the market with the erroneous impression that they intended to acquire more than 50 percent of the Shares.


          32. The August 17 Amendment disclosed that the FTC had passed on defendants' "request for clearance to acquire in excess of 50% of the voting securities of the Company," signaling that Dickstein now had government approval to pursue majority control of the Company. Again, defendants failed to disclose the Notification's reference to the $15 million threshold.


          33. With the August 17 Amendment defendants also disclosed preliminary materials (the "Consent Solicitation Materials") which they had filed with the SEC in a proxy statement pursuant to Section 14(a) of the 1934 Act, to enable defendants to "solicit written consents to remove and replace four of the Company's eight directors with its own nominees." In those materials defendants stated that in order "to avoid triggering the change of control provisions" in the Company's debt, defendants were only proposing to replace four of the eight directors. Under the terms of the Company's bank debt, any change of control would constitute an event of default. Under the terms of the Company's public indebtedness, any change of control would give rise to an option on the part of the debt holders to cause the Company to repurchase the debt at 101% of

PAGE
the principal, plus accrued interest. Defendants were well aware that the Company's debt instruments define "change of control" to include the acquisition by a third party such as Dickstein "of more than fifty percent of the Voting Stock of the Company" as well as the election of a third party's nominees to majority control of the board.

          34. Defendants failed to disclose that the change-of-control provisions would also be triggered through "the acquisition of in excess of 50 percent of the voting securities of the Company." Defendants' 13D filings do not mention the change-of-control provisions in connection with their asserted intention to seek the acquisition of more than 50 percent of the Shares. The omission of that material information makes the statements that were made misleading.


          35. Defendants' 13D filings were carefully drawn to give the impression that they intended to acquire a majority of the Shares. As defendants anticipated, their 13D filings resulted in press reports to the effect that defendants were seeking majority control of Hills. For example:


          -     On July 29 Reuters reported that "A group led by
                Dickstein & Co. . . . said it is seeking
                government approval to acquire more than a 50 percent stake in Hills Stores."

          - The New York Times reported that Dickstein had "threatened to take control" of Hills (Aug. 12, 1994, at D-1, col. 1) and that it sought "to buy as much as 50 percent" of the Company (Aug. 17, 1994, at D-3, col. 3).

          -     The Chicago Sun-Times reported that Dickstein had
                "launched" a "takeover bid" (Aug. 17, 1994, at 4,
                 col. 1).

          -     The Wall Street Journal reported on the "moves by
                Dickstein & Co., L.P. to acquire control" of the Company and "to acquire more than 50% of its Shares." (Aug. 18, 1994, at B-5, col. 1).


          36. Despite this impression fostered by their misrepresentations, defendants' actions and admissions make it clear that they did not have any intention to make a takeover bid for Hills, take control of Hills or reach the 50 percent threshold, or anything close to 50 percent.


                            -14-
PAGE

          37. Defendants' Consent Solicitation Materials describe their proposal to have the Company make an "exchange offer" for up to 5.5 million Shares, in essence to buy back Shares with the issuance of junk bonds. Defendants failed to disclose whether or not they intend to exchange their own Shares for the junk bonds in the event of such an offer. Failure to disclose that information is a material omission.

                            Count I:

             Violation of Section 9(a) of the 1934 Act


          38. Hills realleges and incorporates by reference paragraphs 1-37.


          39.     Section 9(a) of the 1934 Act prohibits the
"manipulation of security prices" by, among other things, transactions "creating actual or apparent active trading . . .
for the purpose of inducing the purchase or sale" of a security, and also makes it unlawful for any person:


          "to make, regarding any security registered on a national securities exchange, for the purpose of inducing the purchase or sale of such security, any statement which was at the time and in the light of the circumstances under which it was made, false or misleading with respect to any material fact, and which he knew or had reasonable ground to believe was so false or misleading."


          40. Defendants violated Section 9(a) in that they deliberately created the false impression in the marketplace that defendants intended to acquire more than 50 percent of the outstanding Shares, as alleged above. The false and misleading statements made by defendants resulted in purchases and sales of Shares that would not otherwise have been made.


          41. As set forth more fully in paragraph 57, defendants' violation of Section 9(a) has caused and, unless enjoined, will continue to cause irreparable injury to Hills, its stockholders, and the investing public, none of whom has an adequate remedy at law.


                           -15-
PAGE

          42. Hills has a valid, legitimate and substantial interest in preserving the stability and integrity of the market for its securities and thus in protecting its stockholders and potential stockholders from a program of manipulation affecting that market. Hills is the most appropriate party to assert claims such as this aimed at violations affecting all of Hills' stockholders and the market for the Shares.

                          Count II:

                Violations of Section 10(b) of the
                     1934 Act and Rule 10b-5


          43. Hills realleges and incorporates by reference paragraphs 1-37 and 39-42.


          44. Section 10(b) of the 1934 Act prohibits "any manipulative or deceptive device or contrivance" in connection with the sale or purchase of a security.


          45. In violation of Section 10(b) of the 1934 Act and Rule 10b-5, defendants have engaged in manipulative and deceptive practices in connection with the purchase and sale of the Shares for the purpose of deceiving and misleading Hills, its stockholders and the investing public.


          46.     Defendants violated Section 10(b) and Rule 10b-
5 in that they deliberately created the false impression in the marketplace that defendants intended to acquire more than 50 percent of the Shares, as alleged above.


          47. Defendants are continuing their scheme to manipulate the market for the Shares, and to mislead and deceive
Hills, its stockholders, and the investing public, none of whom has an adequate remedy at law,


          48. Hills had a valid, legitimate and substantial interest in preserving the stability and integrity of the market for its securities and thus in protecting its stockholders and potential stockholders from a program of manipulation affecting that market. Hills is the most appropriate party to assert claims such as this aimed at violations affecting all of Hills's stockholders and the market for the Shares.
                             -16-
PAGE

                         Count III:

            Violations of Section 13(d) of the 1934 Act


          49.     Hills realleges and incorporates by reference
Paragraphs 1-37, 39-42 and 44-48.


          50. Under Section 13(d) defendants were obligated to set forth in their 13D filings, among other things, their plans and intentions with respect to Hills as well as their purposes in acquiring the Shares.


          51. SEC rules require that in addition "there shall be added such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made not misleading". 17 C.F.R. Section 240.12b-20.


          52. The May 6 13D and the subsequent filings violated Section 13(d) and the pertinent regulations thereunder. Rather than clearly stating their purpose in acquiring the Shares, defendants failed fully to disclose and materially misrepresented the true purposes of their program of acquisition. In addition, the May 6 13D, the July 22, July 28 and August 11 Amendments, as well as the July 28 13D, failed to disclose and materially misrepresented the background of Mark Dickstein by omitting any reference to the CFTC Order. Defendants have used their 13D filings as part of their scheme of market manipulation to the detriment of Hills, Hills stockholders and the investing public.

                              -17-
PAGE

                           Count IV:

           Violation of Section 14(a) of the 1934 Act
                        and Rule 14a-9


          53. Hills realleges and incorporates by reference paragraphs 1-37, 39-42, 44-48 and 50-52.


          54. Section 14(a) of the 1934 Act and Rule 14a-9 make it unlawful to solicit "any proxy or consent" through a communication


          "which, at the time and in the light of the circumstances under which it was made, is false and misleading with respect to any material fact, or which omits to state any material fact necessary in order to . . .
          correct any statement in any earlier
          communication with respect to the solicitation of a proxy for the same . . . subject mater".


          55.     As a result of defendants' misleading
representations and material omissions, defendants' Section 14(a) filings violate the requirements of Section 14(a) and the pertinent regulations thereunder.


          56. Defendants violated Section 14(a) in that they deliberately created the false impression among Hills stockholders that defendants intended to acquire more than 50 percent of the Shares, as alleged above. Defendants also failed to disclose their violations of Section 13(d), as herein alleged, and failed to disclose their own intentions in respect of their proposed exchange offer. In light of the circumstances, defendants' Consent Solicitation Materials are false and misleading and do not provide the shareholders the information to which they are entitled.

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         IRREPARABLE INJURY ARISING FROM DEFENDANTS'
            VIOLATIONS OF FEDERAL SECURITIES LAWS


          57. Through their unlawful conduct, defendants have deprived Hills, its stockholders, and the investing public of information to which they are entitled under the federal securities laws and which is necessary in order to make informed investment decisions. They have manipulated and disrupted the market for the Shares. Since May 6, 1994, an average of almost 40,000 Shares has traded each trading day. Every day, Hills stockholders and others who wish to buy Shares are forced to do so in a market skewed by defendants' continuing, uncorrected misrepresentations. The market turmoil caused by defendants and the uncertainty and confusion surrounding their true intentions has interfered with the management and operation of the Company. Defendants' ongoing consent solicitation, tainted by their misrepresentations, threatens to disrupt the management of the Company directly. Hills has no adequate remedy at law. If defendants' violations of the federal securities laws are not enjoined, Hills, its stockholders, and the investing public will continue to be irreparably harmed in at least the following respects:


               (a) Hills, its stockholders, and the investing public will continue to be deprived of complete and truthful information as required to be disclosed under federal securities laws;

               (b)     Hills stockholders and others will
          continue to be misled into purchasing or selling Shares on the basis of false and misleading information and false expectations;

               (c) Hills stockholders will continue to be misled into exercising their consents in response to defendants' solicitation on the basis of false and misleading information and false expectations; and


               (d) Defendants will continue to threaten the interests of Hills and its shareholders by diverting the attention of Hills employees, impairing and threatening Hills's relations with and reputation in the financial community and Hills's ability to raise sufficient capital to finance its business plans, further interfere with Hills's ongoing expansion plan, and otherwise interfering with the management and operation of the company.

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
                           PRAYER FOR RELIEF


          WHEREFORE, Hills asks that the Court adjudge and declare that defendants' actions are in violation of Sections
9(a), 10(b), 13(d), and 14(a) of the 1934 Act and the applicable
SEC rules and regulations thereunder, and, further:


               (a)     Preliminarily and permanently enjoin
          defendants, their officers, directors, employees, agents, affiliates and partners and all other persons acting in concert with them or on their behalf, directly or indirectly, from continuing to disseminate false, misleading and manipulative statements;


               (b)     Order that defendants make appropriate
          disclosure to correct all of the false and misleading statements heretofore made by defendants in their public filings and otherwise regarding Hills;


               (c) Order defendants to divest themselves of ownership and control of the Shares acquired by them during the period of time their false, misleading and incomplete Schedules 13Ds have been publicly filed, in an orderly manner after making corrective disclosure;


               (d)     Preliminarily and permanently enjoin
          defendants from acquiring or attempting to acquire any Shares; selling or attempting to sell any Shares; making or continuing or attempting to make any consent solicitation; voting in person or by proxy any Shares; otherwise using or attempting to use any Shares as a means of controlling or affecting the management of Hills; and exercising or attempting to exercise, directly or indirectly, any influence upon the management of Hills;


               (e)     Retain jurisdiction in order to ensure
          that defendants comply fully with this Court's orders;


               (f) Issue such other and further relief as may be appropriate; and

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


               (g)     Award Hills its costs and reasonable
          attorneys' fees in this action.


August 23, 1994


                              HILLS STORES COMPANY



                              By________________________________
                                Arnold P. Messing (BBO #343940)
                                Choate, Hall Stewart
                                Exchange Place
                                53 State Street
                                Boston, Massachusetts  02109
                                (617) 248-5000


                                CRAVATH, SWAINE & MOORE



                              By______________________________
                                Robert S. Rifkind
                                A member of the firm

                                Worldwide Plaza
                                825 Eighth Avenue
                                New York, NY  10019-7415
                                (212) 474-1000

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